Registration No. 333-26515


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                      POST-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-8
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933


                            REPUBLIC BANCORP INC.
            (Exact name of registrant as specified in its charter)

           Michigan                                           38-2604669
        (State or other                                    (I.R.S. Employer
        jurisdiction of                                     Identification
       incorporation or                                        Number)
         organization)

                            1070 East Main Street
                            Owosso, Michigan 48867
                   (Address of Principal Executive Offices)

                            REPUBLIC BANCORP INC.
                            1997 STOCK OPTION PLAN
                           (Full title of the plan)

                               Dana M. Cluckey
                            Republic Bancorp Inc.
                            1070 East Main Street
                            Owosso, Michigan 48867
                   (Name and address of agent for service)

                                (517) 725-7337
        (Telephone number, including area code, of agent for service)

                         COPIES OF COMMUNICATIONS TO:

                            Cynthia A. Moore, Esq.
                 Dickinson, Wright, Moon, Van Dusen & Freeman
                          525 North Woodward Avenue
                       Bloomfield Hills, Michigan 48304

                                87,000 Shares

                            REPUBLIC BANCORP INC.

                                 Common Stock

                                  Prospectus
                                July 29, 1997

                              TABLE OF CONTENTS


                                                             Page
                                                             ----

Available Information...........................................2
Incorporation of Certain Documents by Reference.................2
Risk Factors....................................................3
The Company.....................................................5
Description of Securities.......................................6
The Offering....................................................7
Selling Shareholders............................................8
Use of Proceeds.................................................9
Plan of Distribution...........................................10
Legal Matters..................................................10
Experts........................................................10

PROSPECTUS


                                87,000 Shares


                            REPUBLIC BANCORP INC.


                                 Common Stock


        The shares of Common Stock ("Shares") of Republic Bancorp Inc. ("Company") being offered hereby are being sold by certain shareholders ("Selling Shareholders") who have the right to acquire the Shares by exercise of options held by them under the Company's 1997 Stock Option Plan. See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Shares.

        The Selling Shareholders may, from time to time, offer for sale and sell the Shares (a) in transactions executed through The Nasdaq Stock Market,
(b) in negotiated transactions, or (c) through other means. Sales may be effected at market prices prevailing at the time of sale or at such other prices as may be negotiated by the Selling Shareholders.

        The Common Stock of the Company is quoted on The Nasdaq Stock Market and reported under the symbol RBNC. On July 28, 1997, the last reported sale price for the Company's Common Stock was $15.25 per share.

           For a discussion of risk factors affecting investment in the Shares, see "Risk Factors" beginning on page 3.

                             --------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
             THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY
                 STATE SECURITIES COMMISSION PASSED UPON THE
                   ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                      ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                              ------------------
July 29, 1997

                            AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of the Commission's Web site is http://www.sec.gov.

        The Company has filed with the Commission a Registration Statement (No. 333-26515) under the Securities Exchange Act of 1933, as amended, with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and such Shares, reference is hereby made to such Registration Statement and to the exhibits thereto. Such information may be inspected at the offices of the Commission without charge and copies obtained at prescribed rates as set forth above.


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents, all of which were previously filed with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

        1. The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996; and

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

        All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof, and prior to the termination of the offering of the Common Stock hereby, are also incorporated herein by reference.

         Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is modified or replaced by a statement contained in this Prospectus or in any other subsequently filed document that also is incorporated by reference into this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any and all documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests for such copies should be directed to Thomas F. Menacher, Senior Vice President, Treasurer and Chief Financial Officer, Republic Bancorp Inc., 1070 East Main Street, Owosso, Michigan 48867; (517) 725-7337.


                                 RISK FACTORS

         Prospective purchasers of the Common Stock should carefully consider the following factors in addition to the other information contained in this Prospectus.

Reliance on Subsidiaries for Dividends

         The Company and its banking subsidiaries are subject to extensive regulation and supervision by various state and federal regulatory agencies. As a bank holding company, the Company's ability to pay dividends depends upon the receipt of dividends from its subsidiaries, its earnings from investments and other cash and investments held by the Company. The amount of dividends that the subsidiary banks may pay to the Company is limited by various state and federal laws and by the regulations promulgated by the respective primary regulators, which impose certain minimum capital requirements.

Interest Rate Risk

         The Company's profitability may be adversely affected by rapid changes in interest rates. An institution with long-term assets (both loans and investments) can experience a decrease in profitability and the value of its assets if the general level of interest rates rises quickly. In addition, rates paid on deposits and short-term borrowings may rise more quickly in a rapidly rising interest rate environment than rates earned on loans and investment securities. At June 30, 1997, the Company was slightly liability sensitive by $12.5 million, or .81% of interest-earning assets. This point-in-time measurement of interest sensitivity indicates that over the course of one year, an increase in short-term interest rates would negatively impact both net interest income and the net interest margin since interest-bearing liabilities would reprice faster than interest-bearing assets. Alternatively, a decrease in short-term interest rates would positively impact net interest income and the net interest margin for the same reason.

         The mortgage banking business represented by the origination, sale and servicing of residential mortgage loans at the Company's mortgage loan production offices and retail bank branches is volatile since revenues are dependent on origination volume. Revenues from mortgage banking activities may be significantly affected by increases in market interest rates. Mortgage bankers typically experience reduced originations during periods of high market interest rates which expose them to the risk that they will not be able to reduce overhead expenses quickly enough to avoid losses from operations. Exposure to interest rate risk is also significant during the period between the time the interest rate on a customer's mortgage loan application is locked and the time the mortgage loan actually closes, as well as during the period between the time such rate is locked and the time the Company sells the loan to end investors in the secondary market. A sudden increase in interest rates during this period of time may cause a higher percentage of loans to close than projected. To the degree this was not anticipated, the Company may incur significant losses upon the sale of these additional loans, thereby, adversely affecting results of operations. The Company attempts to manage the interest rate risk inherent in such transactions by continually monitoring market interest rates and by obtaining purchase commitments from end investors prior to closing the loans.

         The profitability to the Company of its mortgage loan originations is also in part a function of the difference between long-term interest rates, at which the Company makes its mortgage loans, and short-term interest rates, at which the Company finances such loans. Generally, short-term rates are lower than long-term rates and the Company benefits from this spread during the time the loans are held by the Company. A decrease in this net interest spread would have a negative effect on the Company's net interest income and profitability, and there can be no assurance that the net interest spread will not decrease.

Secondary Marketing

         The Company's ability to generate funds through sales of mortgage loans or mortgage-backed securities is largely dependent upon the continuation of programs administered by FNMA, FHLMC and GNMA, which facilitate the issuance of such securities, as well as the Company's continued eligibility to participate in such programs. The Company's ability to originate and sell mortgage loans is also dependent in part upon the continuation of various programs administered by the FHA which insures mortgage loans and the VA which partially guarantees mortgage loans. Although the Company is not aware of any proposed actions to discontinue or reduce the operation of any such programs, such discontinuation or reduction could have a material adverse effect on the Company's operations. Mortgage loans sold by the Company into the secondary market are typically without recourse to the Company in the event of default by the borrowers. However, under certain circumstances, the Company may become liable for the unpaid principal and interest on loans which it has sold.

Loan Servicing

         Although mortgage servicing fees generally provide a predictable cash flow, they also entail certain risks. Recessionary trends generally increase the rate of delinquencies and foreclosures on mortgage loans, thereby, increasing the costs associated with administering delinquent mortgage loans. On the other hand, as interest rates decrease and the economic advantages of refinancing mortgage loans increase, prepayments of mortgage loans may increase, thereby, reducing the period during which the Company receives servicing income from such loans.

Competition within Markets; Competition for Acquisitions

         Commercial and retail banking is a highly competitive business in which the Company faces numerous banking institutions and non-bank financial services organizations as competitors. This has been evidenced by increased competition from finance companies and credit unions in the areas of consumer lending and deposit gathering. The Company's mortgage banking operations also face significant competition from numerous bank and non-bank companies. Generally, other financial institutions have greater resources at their disposal for use in acquisitions and higher lending limits than those of the Company's banking subsidiaries or any banking institution the Company could acquire.

         The principal factor of competition in the markets for deposits and loans are price (interest rates paid and charges) and customer service. The Company's banking subsidiaries compete for deposits by offering depositors a variety of checking and savings accounts, time deposits, convenient office locations, trained personal bankers who specialize in providing personal attention to customers and other services. The Company competes for loans through the efficiency and quality of the services it provides to borrowers and the development of long-term relationships with real estate brokers and homebuilders. The Company seeks to compete for loans primarily on the basis of customer service, including prompt underwriting decisions and funding of loans, and by offering a variety of loan programs and competitive interest rates.

                                 THE COMPANY

         Republic Bancorp Inc. (the "Company") is a bank holding company incorporated under the laws of the State of Michigan on March 8, 1985. The Company's principal office is located in Ann Arbor, Michigan. Executive offices are located at 1070 East Main Street, Owosso, Michigan 48867, (517) 725-7337.

         The Company currently operates 104 retail bank branches and mortgage loan production offices in 20 states. Commercial and retail banking products are offered through its two banking subsidiaries: Republic Bank and Republic Savings Bank. Together, the banking subsidiaries operate 32 retail bank branches and 7 mortgage loan production offices in Michigan, Ohio and Indiana.

         To complement its commercial and retail banking activities, the Company has grown a nationwide mortgage banking business through the operations of Market Street Mortgage Corporation ("Market Street"), a mortgage banking company headquartered in Clearwater, Florida, with 37 offices in 11 states; Republic Bancorp Mortgage Inc. ("Republic Bancorp Mortgage"), a mortgage company located in Farmington Hills, Michigan, with 13 offices in 5 states; and CUB Funding Corporation ("CUB Funding"), a mortgage company based in Calabasas, California, with 15 offices in 4 states. Republic Bancorp Mortgage and CUB Funding are wholly-owned subsidiaries of Republic Bank, while Market Street is an 80% majority-owned subsidiary of Republic Bank.

         At June 30, 1997, the Company had total assets of $1.7 billion, total deposits of $1.0 billion and shareholders' equity of $122.2 million. For the quarter ended June 30, 1997, the Company reported net income of $4.7 million, compared to $4.1 million for the second quarter of 1996. Mortgage loan originations totaled $960.0 million for the second quarter of 1997, compared to $936.0 million for the same period a year ago. At June 30, 1997, the Company's mortgage loan servicing portfolio was $2.9 billion, compared to $3.3 billion at June 30, 1996.

         The Company's current operating strategy for the mortgage banking business is to continue growing mortgage banking fee income and related interest income while managing interest rate and liquidity risks. The Company's mortgage banking business earns fees for originating and servicing loans. Selling mortgage loans to the secondary market provides additional revenue, the level of which is dependent upon market conditions at the time of sale. In addition, the mortgage banking business effectively earns long-term interest rates on short-term investments (i.e., mortgage loans held for sale), which helps the Company to minimize its exposure to interest rate risk.

                          DESCRIPTION OF SECURITIES

General

         Under the Company's Articles of Incorporation, as amended to date, its authorized capital stock consists of 30,000,000 shares of Common Stock, $5.00 par value per share, of which 16,898,895 shares were outstanding as of June 30, 1997 and 5,000,000 shares of preferred stock, no par value. With respect to the preferred stock, no shares are currently issued or outstanding.

         The following is a summary of the terms of the Common Stock and Preferred Stock. A complete description of the terms and conditions of the Common Stock and Preferred Stock are set forth in the Company's Articles of Incorporation and the authorizing resolutions of the Company's Board of Directors, copies of which are on file with the Securities and Exchange Commission.

Common Stock

         Each share of Common Stock is entitled to one vote. Shareholders do not have any cumulative voting rights.

         Holders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors after the payment of any dividends to which the holders of preferred stock are entitled, provided that, after giving effect to such dividend, the Company would be able to pay its debts as they become due in the usual course of business and its total assets would not be less than its total liabilities.

         In the event of liquidation, the holders of Common Stock will be entitled, after payment of amounts due to creditors and of the amounts to which the holders of preferred stock shall be entitled upon liquidation, to share ratably in the remaining assets of the Company.

         The holders of the Common Stock do not have any preemptive, conversion or redemption rights.

         All shares of Common Stock currently outstanding are fully paid and nonassessable.

Preferred Stock

         The Board of Directors of the Company has authority to divide the 5,000,000 authorized shares of preferred stock into series and to fix the rights and preferences of any series so established. Variations between different series may be created by the Board of Directors with respect to such matters as voting rights, if any; the rate of dividend, the priority of payment thereof, and the right to accumulation thereof, if any; redemption terms and conditions; and the rights of conversion, if any. The holders of preferred stock have no preemptive right to subscribe to any additional securities which may be issued by the Company.

                                 THE OFFERING


         The following is a summary of the terms of the offering. Prospective investors are advised to review carefully the matters described under "Risk Factors."


Common Stock offered by
the Selling Shareholders . . . . . . . .    87,000 Shares

Nasdaq Symbol . . . . . . . . . . . . . . . RBNC

Use of Proceeds . . . . . . . . . . . . . . The Company will not receive any proceeds from the sale of Common
                                            Stock by the Selling
                                            Shareholders.


                             SELLING SHAREHOLDERS

         The Selling Shareholders consist of affiliates of the Company who have the right to acquire shares of Common Stock upon exercise of options issues under the Company's 1997 Stock Option Plan.

         The following chart sets forth the number of shares of Common Stock to be offered in the offering by each of the Selling Shareholders and the percentage of outstanding Common Stock which will be owned by each of the Selling Shareholders after completion of the offering.



                                                                                Percentage of
                                                                                 Outstanding
                                    Shares of Common        Shares of Common     Common Stock
                                  Stock Held Prior to     Stock to be Offered    Owned after
     Selling Shareholders             the Offering          in the Offering         Offering
     --------------------         -------------------     -------------------   ---------------
Jerry D. Campbell                     165,756 (1)               30,000                *
Chairman of the Board and
Chief Executive Officer

Dana M. Cluckey                        87,372 (2)               30,000                *
President and Chief
Operating Officer

Barry J. Eckhold                       44,934 (3)               12,000                *
Vice President and
Chief Credit Officer

Thomas F. Menacher                     41,037 (4)               10,000                *
Senior Vice President,
Treasurer and Chief
Financial Officer

George E. Parker, III                  16,211 (5)               5,000                 *
General Counsel and
Corporate Secretary

* The shares beneficially owned represent less than 1% of the outstanding common shares.

                                      8

(1) Of the 165,756 shares beneficially owned by Mr. Campbell, (i) 10,000 shares are owned directly by Mr. Campbell; (ii) 13,487 shares are owned by Mr. Campbell and held in the Company's 401(k) plan; (iii) 33,675 shares are owned by a trust of which Mr. Campbell is trustee;
        (iv) 2,035 shares are owned by Volar Corporation, a corporation wholly owned by Mr. Campbell; (v) 5,000 shares are restricted stock in which Mr. Campbell maintains full voting rights; and (vi) 101,559 shares are available to Mr. Campbell upon exercise of options he holds.


(2) Of the 87,372 shares beneficially owned by Mr. Cluckey, (i) 17,437 shares are owned directly by Mr. Cluckey; (ii) 7,098 shares are owned by Mr. Cluckey and held in the Company's 401(k) plan; (iii) 94 shares are owned jointly with his spouse; (iv) 24,230 shares are restricted stock in which Mr. Cluckey maintains full voting rights; and (v) 38,513 shares are available upon exercise of options and warrants he holds.


(3) Of the 44,934 shares beneficially owned by Mr. Eckhold, (i) 10,988 shares are owned directly by Mr. Eckhold and held in the Company's 401(k) plan; (ii) 13,853 shares are held jointly with his spouse;
        (iii) 4,100 shares are restricted stock in which Mr. Eckhold maintains full voting rights; and (iv) 15,993 shares are available upon exercise of options he holds.


(4) Of the 41,037 shares beneficially owned by Mr. Menacher, (i) 59 shares are owned directly by Mr. Menacher; (ii) 2,814 shares are owned by Mr. Menacher and held in the Company's 401(k) plan; (iii) 1,331 shares are owned jointly with his spouse; (iv) 15,520 shares are restricted stock in which Mr. Menacher maintains full voting rights; and (v) 21,313 shares are available upon exercise of options he holds.


(5) Of the 16,211 shares beneficially owned by Mr. Parker, (i) 91 shares are owned directly by Mr. Parker; (ii) 3,212 shares are held by his spouse; (iii) 5,408 shares are controlled by Mr. Parker through an Individual Retirement Account for which he is the custodian; (iv) 2,500 shares are restricted stock in which Mr. Parker maintains full voting rights; and (v) 5,000 shares are available upon exercise of options he holds.


                               USE OF PROCEEDS

        The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

                                      9


                             PLAN OF DISTRIBUTION

        The Selling Shareholders may, from time to time, offer for sale and sell the Shares (a) in transactions executed through The Nasdaq Stock Market,
(b) in negotiated transactions, or (c) through other means. Sales may be effected at market prices prevailing at the time of sale or such other prices as may be negotiated by the Selling Shareholders.

        The Selling Shareholders may effect such transactions by selling Shares to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders (which compensation, if any, is not expected to be in excess of customary commissions).


                                LEGAL MATTERS

        The validity of the Common Stock offered hereby has been passed upon for the Company by Dickinson, Wright, Moon, Van Dusen & Freeman, Detroit, Michigan.


                                   EXPERTS

        The consolidated financial statements of the Company and its subsidiaries incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which reports are incorporated herein by reference, and have been so incorporated in reliance upon such reports set forth therein, given the authority of that firm as experts in accounting and auditing.

                                      10




                                   PART II


Item 8. Exhibits

Exhibit Number           Exhibit
--------------           -------

  5 Legal Opinion of Dickinson, Wright, Moon, Van Dusen & Freeman re: legality of shares

 23                      Consent of Deloitte & Touche LLP






                                  SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owosso, State of Michigan, on the 29th day of July, 1997.


                                  REPUBLIC BANCORP INC.


                                  By:  /s/ Jerry D. Campbell
                                       ---------------------
                                         Jerry D. Campbell
                                         Chairman  of  the  Board  and  Chief
                                         Executive Officer


                                  By:  /s/ Thomas F. Menacher
                                       ----------------------
                                         Thomas F. Menacher
                                         Senior  Vice  President,   Treasurer
                                         and Chief Financial Officer





Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


/s/ Jerry D. Campbell
-----------------------------          Chairman of            July 17, 1997
Jerry D. Campbell                      the Board and Chief
                                       Executive Officer



/s/ Dana M. Cluckey
------------------------------         President, Chief       July 17, 1997
Dana M. Cluckey                        Operating Officer
                                       and Director



/s/ Bruce L. Cook                      Director               July 17, 1997
------------------------------
Bruce L. Cook



/s/ Richard J. Cramer                  Director                July 17, 1997
------------------------------
Richard J. Cramer



/s/ George A. Eastman                  Director                July 17, 1997
------------------------------
George A. Eastman



/s/ Howard J. Hulsman                  Director                July 17, 1997
------------------------------
Howard J. Hulsman



/s/ Gary Hurand                        Director               July 17, 1997
------------------------------
Gary Hurand



/s/ Dennis J. Ibold                    Director               July 17, 1997
------------------------------
Dennis J. Ibold





/s/ Stephen M. Klein                   Director               July 17, 1997
------------------------------
Stephen M. Klein



/s/ John J. Lennon                     Director               July 17, 1997
------------------------------
John J. Lennon


/s/ Sam H. McGoun                      Director               July 17, 1997
------------------------------
Sam H. McGoun



                                       Director               July __, 1997
------------------------------
Kelly E. Miller



------------------------------         Director               July __, 1997
Joe D. Pentecost



/s/ George B. Smith                    Director               July 17, 1997
------------------------------
 George B. Smith



/s/ Jeoffrey K. Stross                 Director               July 17, 1997
------------------------------
 Jeoffrey K. Stross



                                EXHIBIT INDEX


Exhibit Number     Exhibit                        Sequential Page Number
--------------     -------                        ----------------------

5                  Legal Opinion of Dickinson, Wright, Moon,
                   Van Dusen & Freeman re: legality of
                   Shares                                     18

23                 Consent of Deloitte & Touche LLP           20


